Janice R. Fukakusa	Royal Bank of Canada
Chief Administrative Officer & Chief Financial Officer	200 Bay Street Toronto, Ontario M5J 2J5 Tel: 416-974-1896 Fax: 416-974-0400 janice.fukakusa@rbc.com

June 16, 2015

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Stephanie J. Ciboroski, Senior Assistant Chief Accountant

RE:	Royal Bank of Canada – Form 40-F for the fiscal year ended October 31, 2014 filed December 3, 2014

SEC File No. 001-13928

Dear Ms. Ciboroski,

We have received your comment letter dated May 18, 2015 in connection with your review of the audited financial statements and related disclosures for the fiscal year ended October 31, 2014 contained in the Annual Report on Form 40-F (Form 40-F) of Royal Bank of Canada (RBC). For your convenience, we have included the Staff’s comments below in italics followed by our responses.

RBC acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its Form 40-F, and that the Commission staff (the Staff) comments or changes to disclosure in response to Staff comments do not foreclose the U.S. Securities and Exchange Commission (Commission) from taking any action with respect to the filing. RBC also acknowledges that it will not assert Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Our responses refer to Canadian dollar amounts unless otherwise noted.

U.S. Securities and Exchange Commission

Form 40-F for the Fiscal Year Ended October 31, 2014

Exhibit 2—Management’s Discussion and Analysis

Overview and Outlook, page 11

1.	We note that your assets under management (AUM) grew by 17% to $457 billion at October 31, 2014 and your assets under administration (AUA) grew by 15% to $4.6 trillion at October 31, 2014. Given the size and growth of your AUM/AUA portfolios, which resulted in a significant increase in your investment management and custodial fee revenue, please revise future filings to address the following:

•	Enhance your disclosure and your accounting policy note on page 129 to discuss in more detail how management and administration fees are calculated. For example, clarify the factors driving the level of revenues for each and disclose the frequency with which the fees are calculated (e.g., levels of AUM/AUA or fixed fees per account, and calculated based on quarterly, monthly, or average balances).

Regarding the recognition and measurement of management and administration fees, we will modify our 2015 Annual Report within Note 2 – Summary of significant accounting policies, estimates and judgments with additional details which will be substantially as follows (underlined text denotes additions):

Commissions and fees

Portfolio management and other management advisory and service fees are recognized based on the applicable service contracts. Fees related to provision of services including asset management, wealth management, financial planning and custody services that cover a specified service period, are recognized over the period in which the service is provided. Investment management and custodial fees are generally calculated as a percentage of daily or period-end net asset values, and are received monthly, quarterly, semi-annually or annually, depending on the terms of the contracts. Management fees are generally derived from assets under management (AUM) where our clients solicit the investment capabilities of an investment manager and administrative fees are derived from assets under administration (AUA) where the investment strategy is directed by the client or a designated third party manager. Performance-based fees, which are earned upon exceeding certain benchmarks or performance targets, are recognized only when the benchmark or performance targets are achieved. Fees such as underwriting fees and brokerage fees that are related to the provision of specific transaction type services are recognized when the service has been completed.

•	Explain whether, and if so how, the underlying investment strategies within AUA and AUM can impact your fees.

Our Wealth Management business is the primary business segment that is impacted by AUM, since our other business segments, such as Personal and Commercial Banking, Capital Markets and Investor and Treasury Services, manage approximately 1% of total RBC AUM, as at October 31, 2014. In our Wealth Management business, as the Staff notes, the underlying investment strategies within AUM can impact our fees primarily based on the specific distribution channel, product or strategy. For example, equity strategies typically carry a higher fee rate than a fixed income or money market strategy. Our fees are also impacted by:

-	asset mix, as higher risk assets generally produce higher fees;
-	changes in service levels, because higher service levels generally mean higher fees; and
-	relationship pricing for clients using multiple services, where there can be synergies which reduce the fees charged to the clients.

These factors could lead to significant differences in fees earned within an asset class and therefore net fees earned by asset class may vary despite similar average AUM. We note that the

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underlying investment strategies do not impact AUA or the administrative fees where the strategies are determined by our clients (such as the fees from our Investor & Treasury business).

Commencing with our 2015 Form 40-F, we will add a discussion in our Management’s Discussion and Analysis (MD&A) of the above-discussed factors that drive the management and administrative fees, as applicable. We expect the new disclosures relating to AUM and AUA to be substantially as follows:

Our Wealth Management segment is our primary business segment that has AUM and is impacted by management fees. Management fees are generally derived from AUM where our clients solicit the investment capabilities of an investment manager and may be calculated daily, monthly, or quarterly, depending on the distribution channel, underlying products and investment strategies. In general, equity strategies carry a higher fee rate than fixed income or money market strategies. Fees are also impacted by asset mix, because higher risk assets generally produce higher fees, and relationship pricing for clients using multiple services, as there can be synergies which reduce the fees charged to the clients. Certain funds may also include performance fee arrangements, which are recorded when performance exceeds benchmarks. These factors could lead to differences on fees earned by products and therefore net return by asset class may vary despite similar average AUM.

Our Investor & Treasury Services business is the primary business segment that is impacted by AUA with approximately 80% of total RBC AUA, as at October 31, 2014, followed by our Wealth Management business with approximately 15% of total RBC AUA. For AUA, we provide services that are administrative in nature, including safekeeping, collecting investment income, settling purchase and sale transactions, and record keeping. Underlying investment strategies within AUA are determined by our clients and generally do not impact the administrative fees that we receive. Administrative fees can be impacted by factors such as asset valuation level changes from market movements, types of services administered, transaction volumes, geography and client relationship pricing based on volumes or multiple services.

•	Provide a rollforward of your AUM by investment strategy (equities, fixed income, cash, et al) that separately presents gross client inflows, gross client outflows, inflows from acquisitions, market appreciation/(depreciation) and foreign currency adjustments. This rollforward may be provided in total or by line of business.

We respectfully submit that at this time we are unable to disclose this information because such information is not readily available to us due primarily to data and system limitations. However, we are currently evaluating our existing systems, processes, and ability to source and validate all of this data in the requested format. Accordingly, we are considering various system solutions that would enable us to disclose the information the Staff has requested herein for our 2016 Form 40-F and subsequent filings, and as much as readily available in earlier filings including our 2015 Form 40-F. Our proposed disclosures, under the assumption that we will have adequate internal controls over financial reporting for such disclosure, will include the following:

•	A reconciliation of opening and closing AUA showing changes due to asset inflows, asset outflows, market performance, acquisitions and foreign exchange; and
•	Reconciliations of opening and closing AUM by investment strategy (money market, fixed income, equity, multi-asset and other) showing changes due to gross institutional inflows and outflows, net personal flows, market impacts and foreign exchange impacts.

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•	Provide your ending AUA balances by financial instrument mix (e.g. equities, fixed income, cash, et al) and geographic mix.

We will provide a breakdown of the ending AUA balances by financial instrument mix (asset class) and by geography in the Management’s Discussion and Analysis of our 2015 Form 40-F and subsequent filings. The following is our proposed disclosure:

Table 1

AUA by asset class and geographic mix	As at October 31,
(Billions of Canadian dollars)		2016	2015
Canada
Money Market	$	X,XXX	X,XXX
Fixed Income		XXX	XXX
Equity		XXX	XXX
Multi-asset and other		XXX	XXX
Total Canada	$	X,XXX	X,XXX

U.S.
Money Market	$	X,XXX	X,XXX
Fixed Income		XXX	XXX
Equity		XXX	XXX
Multi-asset and other		XXX	XXX

Total U.S.	$	X,XXX	X,XXX

Other International
Money Market	$	X,XXX	X,XXX
Fixed Income		XXX	XXX
Equity		XXX	XXX
Multi-asset and other		XXX	XXX
Total Other International	$	X,XXX	X,XXX

Total Assets Under Administration	$	X,XXX	X,XXX

Financial Performance, page 14

2014 vs. 2013, page 16

2.	We note in your discussion of current trading revenue that you implemented valuation adjustments related to funding costs on uncollateralized OTC derivatives (FVA). To enhance transparency related to this valuation adjustment, please revise your future filings to quantify the impact of the funding valuation adjustment on uncollateralized OTC derivatives to your consolidated financial results for the periods presented.

In response to this comment, we will add an explanatory footnote to the Additional trading information table in the Management’s Discussion and Analysis section of our 2015 Form 40-F and future filings. The footnote will quantify the impact of the funding valuation adjustment on uncollateralized OTC derivatives and provide comparative information. The following is our proposed disclosure:

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Additional trading information

				Table 8

(Millions of Canadian dollars)	2015		2014	2013
Total trading revenue (1)
Net interest income	$		$2,029	$1,661
Non-interest income			742	867

Total trading revenue		$—	$2,771	$2,528

Total trading revenue by product
Interest rate and credit	$		$1,560	$1,611
Equities			814	594
Foreign exchange and commodities			397	323

Total trading revenue		$—	$2,771	$2,528

Trading revenue (teb) by product
Interest rate and credit	$		$1,560	$1,611
Equities			1,305	972
Foreign exchange and commodities			397	323

Total trading revenue (teb)		$—	$3,262	$2,906

Trading revenue (teb) by product – Capital Markets
Interest rate and credit	$		$1,293	$1,350
Equities			1,244	942
Foreign exchange and commodities			333	286

Total Capital Markets trading revenue (teb)		$—	$2,870	$2,578

(1)	Includes a funding valuation adjustment (FVA) on uncollateralized OTC derivatives of $58 million as at June 30, 2015 (2014 –$105 million; 2013 – $nil).

Business Financial Services, page 26

3.	We note your disclosure on page 26 that revenue increased, in part, due to a favorable cumulative accounting adjustment related to deferred loan fees in your business lending portfolio. Please tell us in more detail the nature of the change, the drivers for changing your policy, and the accounting guidance you relied upon to support the change in policy.

This accounting adjustment was not the result of a change in accounting policy but was a correction of an immaterial error. We continue to apply IFRS1, where fees that are considered an integral part of the effective interest rate of a loan are generally treated as an adjustment to the effective interest rate and such are deferred and amortized over the expected term of the loan. However, fees that are charged for the servicing of a loan relate to the provision of specific services (i.e. not related to the origination, refinancing, restructuring or renegotiating of the loan) and are recognized as revenue as the services are provided.

During fiscal 2014, we initiated a review of all significant effective interest rate models to ensure that loan fees related to our commercial lending portfolios were appropriately deferred and recognized in accordance with the above revenue recognition guidance. Through this review, we determined that certain recurring fees that do not relate to the loan origination process were being incorrectly deferred and amortized as part of the yield of the loans. These ongoing loan administrative fees should instead have been recognized as revenue when the services were rendered. In addition, for loan fees that were appropriately deferred under IFRS, our review also identified an error in the length of the deferral period as the period used was longer than the actual term of the related loan and facility.

In correcting for the above noted errors, we determined that our deferred loan fee balance was overstated by approximately $80 million ($59 million after tax). We assessed this overstatement against our materiality framework, which takes into account both quantitative and qualitative factors and guidance provided by the U.S. Securities and Exchange Commission’s Staff Accounting Bulletin No.99, Materiality (SAB 99), and concluded that the error was not material. The above overstatement represents 0.02% of our total loan balance as at October 31, 2014

[1]	International Accounting Standard 18 (IAS 18), paragraph 14 of the Illustrative Example (IAS 18 IE14e).

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which would have impacted Net Income for the year ended October 31, 2014 by 0.7%. Qualitatively, we consider including only facts and information where there is a substantial likelihood that a reasonable user would consider it important in making a decision. Therefore, we reflected the correction during Q4 of fiscal 2014 by reducing the deferred loan fee balance and recording the cumulative accounting adjustment related to deferred loan fees in Other Income.

An internal controls assessment was completed to determine the significance of the control deficiency in accordance with both SEC and PCAOB guidance. The assessment included identification of the root cause, determination of the potential magnitude of the error as well as a review of similar models to assess the extent of the impact. The assessment concluded that the identified internal control deficiency and the resulting error were isolated to the deferred loan fees, and the error could be calculated. It was also contained within one unit so the extent of impact of the underlying control deficiency was limited to a total balance that was not material. These factors significantly reduced the potential magnitude of the error and supported the conclusion that it was not reasonably possible for a material misstatement to have occurred. The internal control weaknesses in the process that were identified were remediated prior to year-end.

Market Risk, page 63

Market Risk Measures – Non-Trading Banking Activities, page 65

4.	We note that the total impact of an 100 and 200 bps increase or decrease in interest rates on economic value of equity for your non-trading portfolio, assuming no further hedging is undertaken, increased significantly in 2014 from 2013 and 2012. To enhance transparency of your disclosure, please revise your future filings to provide explanations for significant changes in your market risk measures from period to period and discuss the assumptions that have the most impact on the calculation. Additionally, in footnote (1) to your market risk controls – structural interest rate risk (SIRR) positions discussion, you note that SIRR positions include the impact of derivatives in hedge accounting relationships and AFS securities used for interest rate risk management. Please clarify in future filings how the items in your market risk measures for other material non-trading portfolios discussion on page 66 are considered in your disclosure in table 55.

In response to the Staff’s comments, we will include disclosures in the Management’s Discussion and Analysis Risk Management – Market risk section of our 2015 Form 40-F and future filings to explain significant period-over-period changes in market risk measures for non-trading banking activities, as well as material assumptions affecting these measures. As applicable and subject to evaluation of the risk at the time of filing, we will revise our disclosure to the effect of the following:

During 2014, Economic Value of Equity (EVE) risk increased both as a result of the overall growth in the Bank’s capital base along with the addition of fixed rate assets added to the balance sheet to assist in stabilizing Non Interest Income (NII) risk attributed to accumulated growth in non-maturity deposits.

A number of key assumptions impacting cash flow profiles, product re-pricing and administration of rates underlie the models used to measure EVE and NII risk. Key assumptions underlying both NII and EVE risk measures include forecast funding propensity for retail mortgage rate commitments, forecast prepayment behavior for fixed rate loans, term deposit redemption behavior, along with projected balance and pricing assumptions for non-maturity deposits. All assumptions are based on management best estimates derived empirically from past client and product experience. Assumptions are reviewed regularly within Corporate Treasury and by Risk Management.

RBC’s market risk disclosure will also be enhanced to provide clarity on the balance of AFS securities and derivatives in hedge accounting relationships that are included in the structural

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interest rate risk measures. Consistent with the Staff’s comment, we will include additional disclosure in future filings, as applicable, substantially to the effect of the following:

Available for Sale (AFS) Securities

We held $46 billion of securities classified as AFS as at October 31, 2014, compared to $38 billion as at October 31, 2013. We hold debt securities designated as AFS primarily as investments and to manage interest rate risk in our non-trading banking activity. Certain legacy debt portfolios are also classified as AFS. As at October 31, 2014, our portfolio of AFS securities exposes us to interest rate risk of a pre-tax loss of $6.9 million as measured by the change in the value of the securities for a one basis point parallel increase in yields. The portfolio also exposes us to credit spread risk of a pre-tax loss of $11.2 million, as measured by the change in value for a one basis point widening of credit spreads. Changes in the value of these securities are reported in other comprehensive income. The value of the AFS securities included in our Structural Interest Rate Risk measure as at October 31, 2014 was $44 billion, up from $34 billion as at October 31, 2013. Our available-for-sale securities also include equity exposures of $1.7 billion as at October 31, 2014, which is unchanged compared to last year.

Derivatives in hedge accounting relationships

Derivative assets in a designated hedge accounting relationship of $2.0 billion as at October 31, 2014 were unchanged from last year, and derivative liabilities of $837 million as at October 31, 2014 were down from $931 million last year. These derivative assets and liabilities are included in our Structural Interest Rate Risk measure. We use interest rate swaps to manage our structural interest rate risk, as described above. To the extent these swaps are considered effective hedges, changes in their fair value are recognized in other comprehensive income. The interest rate risk for the designated cash flow hedges, measured as the change in the value of the derivatives for a one basis point parallel increase in yields, was $3.6 million as of October 31, 2014.

Linkage of Market Risk to Selected Balance Sheet Items – Table 56, page 67

5.	In Table 56, you present non-traded risk – derivative assets of $3,421 million and derivative liabilities of $1,837 million. Please revise future filings to clarify how these amounts relate to the $2.0 billion and $837 million of derivatives assets and liabilities, respectively, discussed in your derivatives in hedge accounting relationships disclosure on page 66.

RBC enters into derivatives as hedges to market risk exposures that arise from non-trading activity. Total derivative assets and derivative liabilities related to this activity as of October 31, 2014 were $3.4 billion and $1.8 billion respectively. A subset of these derivative balances, derivatives with an asset balance of $2.0 billion and derivatives with a liability balance of $837 million, are in designated hedge accounting relationships. The remaining balance of non-trading derivative assets of $1.4 billion and non-trading derivative liabilities of $1 billion, are not in hedge accounting relationships. These derivatives are typically used to hedge financial assets and financial liabilities that are designated as at fair value through profit or loss. For example, if we designate as at fair value through profit or loss a certain term funding issuance, we also enter into a swap to minimize income statement volatility.

Our Market Risk disclosure will continue to provide discussion of the derivatives in hedge accounting relationships, and will be enhanced to better illustrate the nature of derivatives in our non-trading risk measures that are not in designated hedge accounting relationships. In response to the Staff’s comment, we will include additional disclosure in the Management’s Discussion and Analysis Market risk section of our 2015 Form 40-F and future filings, as applicable, substantially to the effect of the following:

Derivatives related to non-trading activity

We use derivatives to hedge market risk exposures unrelated to our trading activity. In aggregate, derivative assets unrelated to trading activity were $3.4 billion as at October

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31, 2014, up from $3.1 billion last year, and derivative liabilities were $1.8 billion as at October 31, 2014 up from $1.4 billion last year.

Non-trading derivatives in hedge accounting relationships

The derivative assets and liabilities described above included derivative assets in a designated hedge accounting relationship of $2.0 billion as at October 31, 2014, which were unchanged from last year, and derivative liabilities of $837 million as at October 31, 2014 were down from $931 million in last year. We use interest rate swaps to manage our structural interest rate risk, as described above. To the extent these swaps are considered effective hedges, changes in their fair value are recognized in other comprehensive income. The interest rate risk for the designated cash flow hedges, measured as the change in the fair value of the derivatives for a one basis point parallel increase in yields, was $3.6 million as of October 31, 2014.

We also use interest rate swaps to hedge changes in the fair value of certain fixed-rate instruments. Changes in fair value of the interest rate swaps and the hedged instruments that are related to interest rate movements are reflected in income.

We also use foreign exchange derivatives to manage our exposure to equity investments in subsidiaries that are denominated in foreign currencies, particularly the U.S. dollar and British pound. Changes in the fair value of these hedges and the cumulative translation adjustment related to our structural foreign exchange risk are reported in other comprehensive income.

Other non-trading derivatives

We use derivatives that are not in designated hedge accounting relationships to manage other non-trading exposures. Derivative assets of $1.4 billion as at October 31, 2014 on these derivatives were up from $1.1 billion last year, and derivative liabilities of $1.0 billion as at October 31, 2014 were up from $446 million last year.

We use interest rate swaps and foreign exchange derivatives to manage exposure to changes in fair value of assets or liabilities which we have designated as fair value through profit and loss. We also use foreign exchange derivatives to manage our exposure to equity investments in subsidiaries that are denominated in foreign currencies.

Note 21 – Equity, page 175

6.	We note that you have classified the Series AZ and Series BB preferred shares, which include non-viability contingency capital provisions whereby each preferred share could be convertible into a variable number of shares if the conversion trigger was met, as equity instruments. Please tell us how you considered the guidance in paragraphs 23 and BC 12 of IAS 32 in concluding that the entire amount should be classified as equity as opposed to a liability.

In assessing the relevant guidance in IAS 32, we have concluded that the Series AZ and Series BB preferred shares, which include non-viability contingent capital (NVCC) features, are compound instruments pursuant to paragraphs 11 and 25 of IAS 32. Specifically, each instrument is comprised of two components: a liability component reflecting our obligation to deliver a variable number of common shares in the event of a non-viability event, and an equity component reflecting our discretionary dividend payments. This conclusion is consistent with the analysis outlined by the IFRS Interpretations Committee (IFRIC) in July 2013 as part of its decision not to take onto its agenda a request for clarification of the classification of such instruments.2

We measured the preferred shares in accordance with paragraph 31 of IAS 32, which requires the equity component to be assigned the residual amount after deducting the amount separately

[2]

The IFRIC considered financial instruments that have no stated maturity date, pay interest at the discretion of the issuer and are mandatorily convertible into a variable number of equity shares upon a breach of the issuer’s Tier 1 capital ratio.

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determined for the liability component from the fair value of the instrument as a whole. Paragraph 31 identifies IAS 39 as the source of guidance on the measurement of financial liabilities and IAS 39 requires a financial liability to be initially recognized at fair value (as defined in IFRS 13). In determining the fair value of the liability component, we considered the probability and expected timing of the conversion feature. We determined the non-viability event to be remote and, taking into consideration the remoteness and the likely views of market participants, concluded that the value assigned to the liability component is insignificant. The equity component was accordingly assigned the full value of the instrument.

In reaching the above conclusion, we considered the applicability of paragraphs 23 and BC 12 of IAS 32 and acknowledge that there is an alternative view that the liability component should be measured at the full amount that the issuer could be required to pay immediately, without consideration of the probability of the event occurring. Paragraph 23 sets out the requirements for an issuer’s obligation to purchase its own equity instruments for cash or another financial asset, including those obligations that are conditional on the holder exercising its right (e.g. written put options). Paragraph BC12 further discusses the IASB’s view that a financial liability must be measured at the full amount of the obligation if the occurrence of the contingent event is beyond the control of the issuer.

These paragraphs, which require the issuer to measure its liability at the redemption amount, appear to conflict with paragraph 31 of IAS 32, which requires the issuer to measure its liability in accordance with IAS 39 (i.e. fair value). This conflict is manifested in the diversity of views presented to and discussed by the IFRIC.

Paragraph AG69 of IAS 39 states that underlying the definition of fair value is the presumption that an entity is a going concern without any intention or need to liquidate. It is therefore inappropriate in our view to value the liability assuming the NVCC feature will be triggered immediately. The existence of the contingency reduces the likelihood of the conversion occurring and therefore would result in the liability component value being minimal and the residual equity value being the predominant component. While we believe that expectations around the potential timing of a conversion are relevant to measuring the liability component, we do not believe that the theoretical possibility for conversion requires the entire instrument to be classified as a liability if that is not the expectation.

In making our overall determination on which view provides the most relevant information to our users we also considered:

1.	Underlying economics/substance of the transaction: the instrument in substance is more like equity and conventional preferred shares due to the remoteness of the likelihood that the liability will be converted into common shares, rather than a debt instrument.

2.	Uncertainty as to whether paragraph 23 of IAS 32 is analogous to the NVCC features.

In addition, we understand that all ‘Big 4’ accounting firms have indicated their acceptance of both views, as expressed in their comment letters to the IFRIC.

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If you have any questions or require any additional information regarding the Form 40-F or this letter, please contact Rod Bolger, RBC Executive Vice President, Finance and Controller, at 416-974-0729 or me at 416-974-1896.

Yours truly,

/s/ Janice R. Fukakusa

Janice R. Fukakusa

Chief Administrative Officer and Chief Financial Officer

cc:	D. Denison, Chairman, Audit Committee of the Board

D. I. McKay, President and Chief Executive Officer

D. Onorato, Executive Vice President and General Counsel

R. Bolger, Executive Vice President, Finance and Controller

G. Samwell, Vice President, Finance and Chief Accountant

R. Nunn, Partner, Deloitte LLP

D.R. Crawshaw, Sullivan & Cromwell LLP